Filed by: SYS

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: SYS
Commission File No.: 001-32397
Related registration statement number: 333-150165

The following is the letter provided to shareholders of SYS that was included in the proxy statement mailed to shareholders on May 29, 2008

May 27, 2008

Dear Fellow SYS Shareholder:

Like all of you, the management team, Board of Directors and many employees of SYS have become shareholders of SYS through direct share purchases in the market, various rounds of equity and debt financings and employee benefit plans.

As many of you know, we established a set of strategic objectives to grow SYS and broaden our overall business capabilities and without a doubt the employees of SYS have made a very positive impact upon the value of the Company. SYS has grown from an Over-The-Counter publicly traded $8 million facilities engineering organization with a few low margin services contracts to an American Stock Exchange listed company that is currently estimating annual revenues in the range of $76-78 million with additional capabilities in software engineering, test and evaluation, learning and training, web services, network management, digital video broadcast, and public safety situational awareness. We have built a growing business with a balanced portfolio of products and services creating long term capabilities which differentiate SYS from its competition.

At the same time, we have all witnessed the significant changes in the public capital markets including the ever increasing costs of being a small publicly traded company. As more fully described in the attached Proxy Statement, during calendar 2007, SYS management and the SYS Board of Directors began considering more fully the possibilities of various strategic alternatives, including a business combination, due to a number of factors including, among others:

•	changes within the government contract services industry affecting smaller service providers
•	increasing competition
•	overall consolidation within the industry and general market conditions limiting or inhibiting small cap funds from investing in small publicly traded companies and
•	the ever increasing costs associated with being a publicly traded company

This strategic review culminated in our announced merger with Kratos Defense & Security Solutions, Inc. (Kratos), which is the subject of the attached proxy for the SYS Special Shareholder Meeting to be held on June 24, 2008 at 5050 Murphy Canyon Road, Suite 200, San Diego, CA 92123 at 11:00 a.m., local time.

Your vote is very important. The merger cannot be completed unless a majority of the SYS shareholders adopt and approve the merger agreement. We urge you to read the Proxy Statement carefully, and please consider among other factors that:

•	The SYS Board of Directors unanimously recommends that SYS shareholders vote FOR the proposal to adopt and approve the merger agreement;

•
If you fail to vote or fail to instruct your broker or other nominee how to vote on the Merger Proposal, it will have the same effect as a vote against the Merger Proposal. If you respond with an ‘‘abstain’’ vote on the Merger Proposal, your proxy will have the same effect as a vote against the Merger Proposal. If you respond but do not indicate how you want to vote on the Merger Proposal, your proxy will be counted as a vote in favor of the Merger Proposal.

We believe that this proposed merger serves the best interests of all the SYS shareholders and that by combining the complementary operations of SYS and Kratos, the combined company will have better opportunities for future growth and will offer the SYS shareholders an opportunity to participate in a larger, more diversified organization and to benefit from the potential appreciation in the value of Kratos’ common stock.

Like many of you, I often receive these proxy mailings and debate whether to respond or simply toss them away, especially ones as “large” as this one. However, I would urge you to please take the time to review the Proxy Statement and complete the attached proxy card and vote on this very important matter that marks a special moment in time in SYS’ 40+ years as a company.

Respectfully,

/s/ Clifton L. Cooke, Jr.
Clifton L. Cooke, Jr.
President and Chief Executive Officer

Additional Information

In connection with the proposed acquisition of SYS by Kratos Defense & Security Solutions, Inc. (“Kratos”), Kratos has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, containing a joint proxy statement/prospectus (which accompanies this letter) and other relevant materials. INVESTORS AND SECURITY HOLDERS OF KRATOS AND SYS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT KRATOS, SYS AND THE ACQUISITION. The definitive joint proxy statement/prospectus and other relevant materials, and any other documents filed by Kratos or SYS with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Kratos by directing a request to: Kratos Defense & Security Solutions, Inc., 4810 Eastgate Mall, San Diego, CA 92121, Attn: Investor Relations, or by going to Kratos’ corporate website at www.kratosdefense.com. Investors and security holders may obtain free copies of the documents filed with the SEC by SYS by contacting SYS Technologies, Inc., 5050 Murphy Canyon Road, Suite 200, San Diego, CA 92123, Attn: Investor Relations, or by going to SYS’ corporate website at www.systechnologies.com. Kratos, SYS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Kratos and SYS in favor of the acquisition. Information about the executive officers and directors of Kratos is set forth in the proxy statement for Kratos’ 2007 Annual Meeting of Stockholders, which was filed with the SEC on October 10, 2007. Information about the executive officers and directors of SYS and their ownership of SYS common stock is set forth in the proxy statement for SYS’ 2007 Annual Meeting of Stockholders, which was filed with the SEC on October 29, 2007. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Kratos, SYS and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.